EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

[redacted]

07021214

12g3-2(b) File No.82-4922

Ref No. CN. 095/2007

February 20, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
FEB 2 1 2007
WASH., D.C. 185 SECTION

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Feb 20, 07

PROCESSED
FEB 2 2 2007
THOMSON
FINANCIAL

ธนาคารกสิกรไทย
KASIKORNBANK

Summary Statement of Assets and Liabilities 1/

As at 31 January 2007

Assets	Baht
Cash	18,417,488,718.60
Interbank and money market items	83,517,661,688.73
Securities purchased under resale agreements	1,000,000,000.00
Investments in securities, net	122,584,085,845.84
(with obligations 7,273,253,787.99 Baht)	
Credit advances (net of allowance for doubtful accounts)	639,092,676,879.81
Accrued interest receivables	1,651,594,771.65
Properties foreclosed	11,580,245,247.07
Customers' liabilities under acceptances	552,465,247.10
Premises and equipment, net	22,116,271,367.04
Other assets	25,577,771,163.17
Total Assets	926,690,858,907.07
Customers' liabilities under unmatured bills	4,667,700,536.20
Total	931,358,559,443.27

Liabilities	Baht
Deposits	754,062,414,501.09
Interbank and money market items	16,442,255,805.81
Liabilities payable on demand	6,137,248,360.34
Securities sold under repurchase agreements	
Borrowings	32,234,185,594.22
Bank's liabilities under acceptances	552,465,247.10
Other liabilities	20,588,040,590.54
Total liabilities	836,016,610,105.76
Shareholders' equity	
Paid-up share capital	
(registered share capital Baht 30,486,146,970.00)	23,866,081,250.00
Reserves and net profit after appropriation	48,383,071,658.92
Other reserves and profit and loss account	18,425,095,692.39
Total shareholders' equity	90,674,248,801.31
Total Liabilities and Shareholders' Equity	926,690,858,907.07
Bank's liabilities under unmatured bills	4,667,700,536.20
Total	931,358,559,443.27

	Baht
Non-Performing Loans 2/(net) as at 31 December 2006 (Quarterly)	20,665,830,973.84
(3.17 % of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 December 2006 (Quarterly)	21,859,786,895.42
Actual allowance for doubtful accounts	28,221,034,050.91
Loans to related parties	17,494,541,577.47
Loans to related asset management companies	6,445,000,000.00
Loans to related parties due to debt restructuring	1,102,893,433.13
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	101,553,389,742.41
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	684,961,553.62
Letters of credit	21,384,953,255.18

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 December 2006 (Quarterly) 38,290,086,951.10

(5.07 % of total loans before allowance for doubtful accounts)